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                 October 19, 2022

       Keith Long
       Chief Executive Officer
       Leet INC.
       805, 8th Floor, Menara Mutiara Majestic, Jalan Othman,
       Petaling Jaya 46000, Selangor, Malaysia

                                                        Re: Leet Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 13,
2022
                                                            File No. 333-267851

       Dear Keith Long:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Marion Graham, Law Clerk, at 202-551-4998, or Jan Woo, Legal Branch
       Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Benjamin Tan